UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 19 June 2020, London UK - LSE announcement

GSK announces FDA Advisory Committee meeting to review belantamab mafodotin for the treatment of patients with relapsed/refractory multiple myeloma

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the US Food and Drug Administration (FDA) will convene a meeting of the Oncologic Drugs Advisory Committee (ODAC) to review data supporting the company's Biologics License Application (BLA) for belantamab mafodotin for the potential treatment of patients with relapsed or refractory multiple myeloma who have received at least four prior therapies including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 antibody. The ODAC will meet virtually on 14 July 2020.

Dr Axel Hoos, Senior Vice President and Head of Oncology R&D, GSK said: "We believe belantamab mafodotin and the results from the DREAMM clinical trial programme have significant potential for patients with relapsed/refractory multiple myeloma who have limited treatment options. We look forward to participating in the upcoming advisory committee meeting and working with the FDA to complete its review of the BLA."

Belantamab mafodotin received Breakthrough Therapy Designation in 2017, and the BLA was granted Priority Review status by the FDA in January 2020 based on data from the pivotal   DREAMM-2 (DRiving Excellence in Approaches to Multiple Myeloma) study. Six-month primary results from the study were published in The Lancet Oncology and follow-up data were presented at the 2020 American Society of Clinical Oncology annual meeting.

Belantamab mafodotin is a potential first-in-class, humanised, anti-BCMA (antibody drug conjugate against B-cell maturation antigen) being investigated in a robust clinical trial programme for the treatment of multiple myeloma.[i] BCMA is a cell-surface protein that plays an important role in the survival of plasma cells and is universally expressed in patients with multiple myeloma.[ii]

About DREAMM-2
DREAMM-2 is an open label study of belantamab mafodotin. Patients in the trial had actively progressing multiple myeloma that had worsened despite current standard of care and were randomised to two arms to receive either 2.5 mg/kg or 3.4 mg/kg belantamab mafodotin every three weeks. Overall, patients in DREAMM-2 had more advanced disease, poorer prognosis and performance status and also had a greater number of prior lines of therapy in comparison with patients in DREAMM-1, the first time in human study of belantamab mafodotin.[iii]

About multiple myeloma
Multiple myeloma is the second most common blood cancer in the US and is generally considered treatable, but not curable.[iv] Research into new therapies is needed as multiple myeloma commonly becomes refractory to available treatments.[v]

About B-cell maturation antigen (BCMA)
The normal function of BCMA is to promote plasma cell survival by transduction of signals from two known ligands, BAFF (B-cell activating factor) and APRIL (a proliferation-inducing ligand). This pathway has been shown to be important for myeloma cell growth and survival. BCMA expression is limited to B cells at later stages of development. BCMA is expressed at varying levels in myeloma patients and BCMA membrane expression is universally detected in myeloma cell lines.ii

About belantamab mafodotin (GSK2857916)
Belantamab mafodotin is an investigational anti-body drug conjugate comprising a humanised anti-B cell maturation antigen (BCMA) monoclonal antibody conjugated to the cytotoxic agent auristatin F via non-cleavable linker. The drug linker technology is licensed from Seattle Genetics; monoclonal antibody is produced using POTELLIGENT Technology licensed from BioWa.

Belantamab mafodotin is not currently approved for use anywhere in the world.

GSK in Oncology
GSK is focused on maximising patient survival through transformational medicines. GSK's pipeline is focused on immuno-oncology, cell therapy, cancer epigenetics, and synthetic lethality. Our goal is to achieve a sustainable flow of new treatments based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, antibody drug conjugates and cells, either alone or in combination.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
US Media enquiries:	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[i] NCI Drug Dictionary - Anti-BCMA Antibody-Drug Conjugate GSK2857916. National Cancer Institute. https://www.cancer.gov/publications/dictionaries/cancer-drug/def/anti-bcma-antibody-drug-conjugate-gsk2857916.
Accessed May 2020.
[ii] Trudel S, Lendvai N, Popat R, et al. Targeting B-cell maturation antigen with GSK2857916 antibody-drug conjugate in relapsed or refractory multiple myeloma (BMA117159): a dose escalation and expansion phase 1 trial. The Lancet Oncology. 2018;19(12):1641-1653. doi:10.1016/s1470-2045(18)30576-x.
[iii] Lonial S, Lee HC, Badros A, et al. Belantamab mafodotin for relapsed or refractory multiple myeloma (DREAMM-2): a two-arm, randomised, open-label, phase 2 study. Lancet Oncol. 2020 Feb;21(2):207-221. doi: 10.1016/S1470-2045(19)30788-0. Epub 2019 Dec 16.
[iv] Kazandjian D. Multiple myeloma epidemiology and survival: A unique malignancy. Semin Oncol. 2016;43(6):676-681. doi:10.1053/j.seminoncol.2016.11.004.
[v] Nooka A, Kastritis E, Dimopoulos M, Lonial S. Treatment options for relapsed and refractory multiple myeloma. Blood. 2015;125(20):3085-3099. doi:10.1182/blood-2014-11-568923.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: June 19, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc